Form 10-K405, Exhibit 13
TEKELEC
filed 1995-03-31
CIK 790705

                                                                   EXHIBIT 13.1

TEKELEC MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements and the Notes thereto included in this Annual Report. Historical results and percentage relationships among any amounts in the financial statements are not necessarily indicative of trends in operating results for any future periods.

CORPORATE ORGANIZATION

The Company is organized into two divisions: Network Diagnostic and Network Switching.

The Network Diagnostic Division supplies diagnostic products and systems for the communications marketplace. Its products are the foundation of the Company's business and the source of the technology and expertise that has facilitated the Company's entry into other markets.

The Network Switching Division capitalized on the Company's expertise in diagnostic systems for SS7 to develop the EAGLE, a high-capacity, fault-tolerant data communications switching platform first introduced in 1992.

As more fully described below, the Company experienced significant losses in 1992 and 1993 but returned to profitability in 1994 as a result of actions taken in connection with its December 1993 restructuring and increased market acceptance of its products, particularly the EAGLE STP and the Chameleon Open. The cost savings realized in connection with such restructuring were consistent with those anticipated. See Note E to Consolidated Financial Statements.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentages that statement of operations items bear to total revenues:

                                                                     PERCENTAGE OF REVENUES
-------------------------------------------------------------------------------------------------------
For The Years Ended December 31,                         1994                 1993                 1992
-------------------------------------------------------------------------------------------------------
Revenues                                                100.0%               100.0%               100.0%
Cost of goods sold                                       33.3                 35.9                 32.5
-------------------------------------------------------------------------------------------------------
Gross profit                                             66.7                 64.1                 67.5
Research and development                                 19.6                 37.5                 27.9
Selling, general and administrative                      36.7                 50.7                 47.2
Restructuring                                             --                  12.8                  4.8
-------------------------------------------------------------------------------------------------------
Income (Loss) from operations                            10.4                (36.9)               (12.4)
Interest and other income (expense), net                 (1.1)                 0.4                  0.8
-------------------------------------------------------------------------------------------------------
Income (Loss) before provision for income taxes           9.3                (36.5)               (11.6)
Provision for income taxes                                2.0                  3.1                  2.8
-------------------------------------------------------------------------------------------------------
Net income (loss)                                         7.3%               (39.6)%              (14.4)%
=======================================================================================================

TEKELEC MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following table sets forth, for the periods indicated, the revenues by principal product line as a percentage of total revenues:

                                                                    PERCENTAGE OF REVENUES
----------------------------------------------------------------------------------------------
For The Years Ended December 31,                                1994          1993        1992
----------------------------------------------------------------------------------------------
Network diagnostic products                                       72%           82%         93%
Network switching products                                        28            18           7
----------------------------------------------------------------------------------------------
Total                                                            100%          100%        100%
----------------------------------------------------------------------------------------------

The following table sets forth, for the periods indicated, the revenues by geographic territory as a percentage of total revenues:

                                                                    PERCENTAGE OF REVENUES
----------------------------------------------------------------------------------------------
For The Years Ended December 31,                                1994          1993        1992
----------------------------------------------------------------------------------------------
North America                                                     59%           54%         59%
Japan                                                             20            25          22
Europe                                                             9            11          10
Rest of the World                                                 12            10           9
----------------------------------------------------------------------------------------------
Total                                                            100%          100%        100%
==============================================================================================

1994 COMPARED WITH 1993

REVENUES

The Company's revenues increased by $14.3 million or 31% during 1994 due to higher sales of both switching and diagnostic products.

Revenues from switching products doubled in 1994 to $16.8 million due to growing market acceptance of the Company's EAGLE STP product, particularly in the cellular market. In 1994, 23 pairs of EAGLE STPs were sold (including one pair sold under the Company's September 1994 distribution agreement with AT&T) compared with 13 in 1993. The Company expects that 1995 sales of its network switching products will continue to grow both in dollars and as a percentage of total revenues although at a reduced percentage rate of growth compared with 1994.

Revenues from diagnostic products increased by 15%, or $5.8 million, to $44.3 million. This increase was primarily driven by an $8.8 million increase in worldwide sales of the Chameleon Open (which was first shipped in the second quarter of 1993) and the September 1994 introduction of the Company's ATM Application Module for this product. Sales of the Chameleon Open represented 26% of 1994 total diagnostic product sales compared with 7% in 1993. These increases were partially offset by lower worldwide sales of certain older diagnostic products as the Company continued its product evolution to the Chameleon Open platform supporting multiple protocol diagnostics. The Company expects that 1995 sales of its Chameleon Open will continue to grow both in dollars and as a percentage of diagnostic product revenues although at a reduced percentage rate of growth compared with 1994.

Revenues in North America increased by $10.8 million or 43% as a result of higher switching and diagnostic product sales. Despite slightly lower sales of diagnostic products, revenues in Japan increased by $520,000 or 4% due to the impact of favorable exchange rates in 1994. Other international revenues grew $3.0 million or 31% primarily due to higher switching product sales.

The impact of exchange rate fluctuations on currency translations increased revenues by approximately $1.0 million or 2% and increased net income by $86,000 or 2%.

GROSS PROFIT

Gross profit as a percentage of revenues improved from 64% in 1993 to 67% in 1994 principally due to lower per unit manufacturing overhead costs and higher margins on EAGLE sales due to shipments of larger systems and reduced sales discounts. The gross profit percentage on switching products is generally lower than on diagnostic products. Changes in the following factors, among others, may affect gross profit: product and distribution channel mix, competition, customer discounts, supply and demand conditions in the electronic components industry, internal manufacturing capabilities and efficiencies, foreign currency fluctuations and general economic conditions.

RESEARCH AND DEVELOPMENT

Research and development expenses in 1994 decreased by $5.6 million or 32% and from 38% to 20% as a percentage of revenues. These decreases were attributable primarily to reduced headcount in research and development and termination of certain projects following the December 1993 restructuring in which certain product lines were discontinued. Expenses related to EAGLE also declined due to completion of its initial development.

The Company believes that its future success depends in large part upon its ability to continue to enhance existing products and develop new products that maintain its technological competitiveness. The Company intends to continue to make substantial investments in product and technology development, and believes that total research and development expenses will not change significantly as a percentage of revenues in 1995.

TEKELEC MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses in 1994 decreased by $1.3 million or 5% primarily as a result of the December 1993 restructuring. The decline due to the restructuring was partially offset by employee bonuses and increased sales commissions based upon the achievement in 1994 of certain business performance targets.

INCOME TAXES

In 1994, the Company had an effective tax rate of 22%, compared to 8% in 1993. The provisions for both years were principally foreign taxes on the income of the Company's Japanese subsidiary. In 1994, the Company was able to utilize a portion of its prior years' U.S. loss carryforwards, and consequently provided for taxes on its U.S. taxable income at the federal alternative minimum tax rate and applicable state tax rates.

The 1993 provision was impacted by the Company's inability to recognize a benefit for its U.S. loss and credits carryforwards, which remain available to reduce future U.S. taxes.

The Company anticipates that it has sufficient loss and credits carryforwards available in 1995 to offset its expected U.S. taxes, and therefore its federal and state effective tax rates should be similar in 1995 to those in 1994. However, the Company's overall tax rate is significantly influenced by the level of income derived from its Japanese subsidiary.

BACKLOG

Orders for the Company's diagnostic division products are usually placed by customers on an as-needed basis, and the Company has typically been able to ship these products in 15 to 30 days after the receipt of the purchase order. Backlog for the switching division typically consists of contracts or purchase orders for both product delivery scheduled within the next 12 months and EAGLE extended service warranty to be provided over the next three years. Because of variations in the magnitude and duration of orders received by the Company, and customer delivery requirements, which may be subject to cancellation or rescheduling, the Company's backlog at any particular date may not be a meaningful indicator of future financial results. At December 31, 1994, the Company's backlog amounted to approximately $18.1 million, of which $8.6 million related to EAGLE service warranty, compared to $9.9 million at December 31, 1993, of which $3.1 million related to EAGLE service warranty.

1993 COMPARED WITH 1992

REVENUES

The Company's revenues declined by $11.2 million or 19% during 1993 primarily due to lower sales of diagnostic products, partially offset by increased sales of switching products.

The decrease in revenues was primarily due to delayed product introductions and difficult economic conditions worldwide. As part of its restructuring, the Company further rationalized its business lines to enhance its ability to be successful within its resource constraints for 1994 and thereafter. See "Restructurings."

Revenues from diagnostic products decreased by $15.7 million or 29%.
Of this amount, sales of the signalling/wireless diagnostic products decreased by $9.3 million or 43% primarily due to lower sales in the U.S. following an unusually high level of sales during the first nine months of 1992, which was primarily related to the significant SS7 deployment by the Regional Bell Operating Companies (RBOCs). In addition, sales of diagnostic products for LAN and WAN applications decreased by $5.8 million or 20% due primarily to lower worldwide sales of LAN and field service protocol analyzers. This decrease was partially offset by sales of the Chameleon Open which first shipped in the second quarter of 1993. Sales of LAN protocol analyzers declined due to a slowed market for FDDI research and development, the emergence of competing technologies such as ATM and increased competition.

Revenues from switching products increased by $4.5 million or 115% primarily due to higher sales of EAGLE products in the U.S., higher sales of other switching products in Canada, and the first international EAGLE STP sale in New Zealand.

Revenues in North America decreased by $9.1 million or 27% primarily as a result of lower sales of diagnostic products partially offset by higher switching product sales. Sales in Japan decreased by $782,000 or 6% due to lower field service diagnostic product sales. Other international sales decreased by $1.3 million or 12% primarily due to lower sales of LAN/WAN and field service diagnostic products, partially offset by the first international EAGLE STP sale.

The impact of exchange rates fluctuations on currency translations increased revenues by $1.4 million or 3% and decreased net loss by $100,000 or 1%.

TEKELEC MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GROSS PROFIT

Gross profit as a percentage of revenues decreased from 68% in 1992 to 64% in 1993 principally due to changes in the product mix of the Company's sales and a higher percentage of fixed overhead costs due to lower revenues. The changes in the product mix reflected a shift in the Company's sales to a lower proportion of sales of higher margin signalling/wireless diagnostic products and a higher proportion of EAGLE products which carried lower margins than the Company's traditional diagnostic business due to marketing strategies to gain market position.

RESEARCH AND DEVELOPMENT

Research and development expenses increased by $1.4 million or 9% in 1993. This increase was due primarily to the hiring of additional engineering personnel and increased third-party contractor costs incurred in connection with the ongoing development of EAGLE, which was in the early stages of its product life cycle.

Research and development expenses increased as a percentage of revenues primarily due to lower than anticipated overall revenues and increased expenses as described above. Research and development expenses for the EAGLE product accounted for approximately 36% of the total research and development expenses for 1993.

The Company also capitalized software development costs totaling $165,000 in 1993 related principally to SMDS, the Company's new broadband WAN application, as compared to $2.6 million in 1992.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses decreased by 13% in 1993. Selling expenses decreased by $2.3 million and general and administrative expenses decreased by $1.3 million, primarily as a result of the expense reduction measures implemented as part of the December 1992 restructuring and lower legal expenses, partially offset by a currency translation effect of approximately $450,000 on the Company's foreign operations.

RESTRUCTURINGS

During 1993 and 1992 the Company recorded restructuring charges of $6.0 million and $2.8 million, respectively. See Note E to Consolidated Financial Statements.

INCOME TAXES

Although the Company's pre-tax results showed a loss for the years ended December 31, 1993 and 1992, the effective tax rates were 8% and 24%, respectively. The provisions principally consisted of foreign taxes on the income of the Company's Japanese subsidiary and reflected the Company's inability to recognize any benefit for its U.S. loss and credits carryforwards, which remain available to reduce future U.S. taxes.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its net working capital and capital expenditure requirements principally from operations, available cash, and utilization from time to time of its U.S. credit facilities. At December 31, 1994, the Company had $6.7 million of cash and cash equivalents, representing an increase of $3.0 million from December 31, 1993 primarily attributable to net cash provided by operating activities.

Accounts receivable, including amounts due from related parties, increased by 63% during 1994 due primarily to a 61% increase in sales for the fourth quarter of 1994 over 1993 fourth quarter sales. A significant portion of the Company's quarterly sales are concentrated in the last month of each quarter. Inventories decreased by 7% during 1994 primarily due to continued efforts to maximize inventory efficiency.

Capital expenditures were reduced to $1.5 million during 1994 in connection with steps taken to improve the Company's liquidity following the December 1993 restructuring. Although there are currently no significant commitments for capital expenditures, the Company expects that its capital expenditures will increase significantly in 1995, primarily in connection with the planned acquisition of equipment for research and development and sales demonstration.

The net cash provided by financing activities in 1994 was $338,000 which represented $1.6 million in proceeds from the issuance of Common Stock resulting from the exercise of options and warrants, and $860,000 in net proceeds from the issuance of long-term debt, offset primarily by repayments of short-term borrowings.

The Company has a $7.5 million line of credit and a $2.0 million line of credit with U.S. banks and lines of credit aggregating $3.5 million available to the Company's Japanese subsidiary from various Japan-based banks.

TEKELEC MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The Company's $7.5 million line of credit with a U.S. bank is collateralized by substantially all of the Company's assets, bears interest at the U.S. prime rate (8.5% at December 31, 1994) plus 2.5% per annum and expires September 30, 1995, if not renewed. Maximum borrowings available under the line of credit are based on eligible accounts receivable and amounted to $6.6 million at December 31, 1994, of which $126,000 was then outstanding. This line of credit includes a $1.0 million long- term credit facility payable in monthly installments through May 1998 or upon the expiration of the underlying $7.5 million line of credit, if not renewed. At December 31, 1994, $860,000 was outstanding under this long-term facility, of which $620,000 was included under long-term debt.

In February 1994, the Company established a $2.0 million line of credit with a U.S. bank collateralized by restricted cash deposits in Japan, with interest at the U.S. prime rate plus 0.375% per annum. This line of credit expires May 31, 1995, if not renewed. Borrowings at any time may not exceed the cash amount on deposit. At December 31, 1994, $1.0 million was outstanding under this line of credit.

The Company's Japanese subsidiary has collateralized yen-denominated lines of credit with Japan-based banks, primarily available for use in Japan, amounting to the equivalent of $3.5 million with interest at the Japanese prime rate (3% at December 31, 1994) plus 0.125% per annum which expire between May 29, 1995 and March 31, 1996, if not renewed. There have been no borrowings under these lines of credit.

Upon the expiration of the above-described credit facilities, the Company believes that, if necessary, it would be able to arrange for credit facilities on terms generally no less favorable than those described above.

The Company believes that funds generated from operations, existing working capital and current bank lines of credit should be sufficient to satisfy anticipated operating requirements for 1995. Nonetheless, the Company may seek additional sources of capital, including a possible public offering of its Common Stock, as necessary or appropriate to finance its operations and growth; however, there can be no assurance that such funds will be available on favorable terms, if at all.

FOREIGN EXCHANGE

International operations are subject to certain opportunities and risks, including currency fluctuations. In 1994, 1993, and 1992, weighted average exchange rates for certain key currencies strengthened (weakened) against the U.S. dollar as follows:

For The Years
Ended December 31,                                               1994            1993          1992
------------------------------------------------------------------------------------------------------
Japanese yen                                                       9%             13%            6%
Canadian dollar                                                   (9%)            (4%)          NA(1)
======================================================================================================

(1) 1992 not applicable as the Company's Canadian operations did not begin operation until 1993.

The change in cumulative translation adjustment in 1994 was due primarily to the strengthening of the Japanese yen against the U.S. dollar. Exchange gains (losses) are recorded in interest and other income (expense), net and amounted to $(235,000), $253,000, and $(132,000) in 1994, 1993, and 1992, respectively.
Exchange gains and losses include the remeasurement of certain currencies into functional currencies and the settlement of intercompany balances.

TEKELEC   CONSOLIDATED STATEMENT OF OPERATIONS


For The Years Ended December 31,                                        1994               1993              1992
-----------------------------------------------------------------------------------------------------------------
                                                                          (thousands, except per share data)
REVENUES (including sales to related parties of
  1994 -- $3,809; 1993 -- $3,972; 1992 -- $3,881)                   $ 61,189           $ 46,856          $ 58,090
-----------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES:
  Cost of goods sold                                                  20,388             16,836            18,864
  Research and development                                            11,962             17,570            16,181
  Selling, general and administrative                                 22,466             23,756            27,413
  Restructuring                                                          --               5,988             2,767
-----------------------------------------------------------------------------------------------------------------
        Total costs and expenses                                      54,816             64,150            65,225
-----------------------------------------------------------------------------------------------------------------
Income (Loss) from operations                                          6,373            (17,294)           (7,135)
  Interest and other income (expense), net                              (662)               193               442
-----------------------------------------------------------------------------------------------------------------
Income (Loss) before provision for income taxes                        5,711            (17,101)           (6,693)
  Provision for income taxes                                           1,251              1,442             1,603
-----------------------------------------------------------------------------------------------------------------
        NET INCOME (LOSS)                                            $ 4,460           $(18,543)          $(8,296)
=================================================================================================================
        EARNINGS (LOSS) PER SHARE: (NOTE P)
        Primary                                                      $  0.47           $  (2.23)          $ (1.01)
        Fully diluted                                                   0.43              (2.23)            (1.01)
=================================================================================================================
WEIGHTED AVERAGE NUMBER OF SHARES: (NOTE P)
        Primary                                                        9,550              8,314             8,178
        Fully diluted                                                 10,360              8,314             8,178
=================================================================================================================

See notes to consolidated financial statements

TEKELEC   CONSOLIDATED BALANCE SHEETS


December 31,                                                                                     1994             1993
------------------------------------------------------------------------------------------------------------------------
                                                                                           (thousands except share data)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                                   $ 6,653          $ 3,669
  Restricted cash                                                                               1,000              --
  Accounts and notes receivable, less allowances
    1994 -- $318; 1993 -- $221                                                                 14,215            8,446
  Inventories                                                                                   4,391            4,715
  Amounts due from related parties                                                              1,538            1,244
  Income taxes receivable                                                                         --               216
  Prepaid expenses                                                                                704            1,048
----------------------------------------------------------------------------------------------------------------------
        Total current assets                                                                   28,501           19,338
Property and equipment, net                                                                     4,794            6,769
Technology, net                                                                                   423            1,156
Other assets                                                                                      691              876
----------------------------------------------------------------------------------------------------------------------
        Total assets                                                                          $34,409          $28,139
======================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings and current portion of long-term debt                                 $ 1,366          $ 3,004
  Trade accounts payable                                                                        4,005            4,289
  Accrued expenses                                                                              3,213            3,859
  Accrued payroll and related expenses                                                          4,132            3,557
  Deferred revenues                                                                             1,412              480
  Current portion of other obligations                                                            312              265
  Income taxes payable                                                                            595              669
----------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                              15,035           16,123
Long-term debt                                                                                    620              --
Long-term portion of other obligations                                                             34              323
----------------------------------------------------------------------------------------------------------------------
        Total liabilities                                                                      15,689           16,446
----------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES
----------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY: (NOTE P)
  Common stock, without par value, 50,000,000 shares authorized; issued
    and outstanding 1994 -- 9,022,612; 1993 -- 8,529,454                                       15,940           14,349
  Retained earnings (deficit)                                                                      79           (4,381)
  Cumulative translation adjustments                                                            2,701            1,725
----------------------------------------------------------------------------------------------------------------------
        Total shareholders' equity                                                             18,720           11,693
----------------------------------------------------------------------------------------------------------------------
        Total liabilities and shareholders' equity                                            $34,409          $28,139
======================================================================================================================

See notes to consolidated financial statements

TEKELEC   CONSOLIDATED STATEMENTS OF CASH FLOW


For The Years Ended December 31,                                        1994               1993              1992
-----------------------------------------------------------------------------------------------------------------
                                                                                    (thousands)
Cash flow from operating activities:
  Net income (loss)                                                  $ 4,460           $(18,543)          $(8,296)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization                                      4,406              5,522             4,999
    Deferred income taxes                                                --                 145               465
    Non-cash component of restructuring charge                           --               2,969             1,710
    Changes in current assets and liabilities:
        Accounts and notes receivable                                 (5,522)            (1,150)              996
        Inventories                                                      400               (370)           (1,053)
        Amounts due from related parties                                (294)               (23)              199
        Income taxes receivable                                          216                530               379
        Prepaid expenses                                                 427               (242)              212
        Trade accounts payable                                          (304)             2,369               410
        Accrued expenses                                                (703)              (449)            1,685
        Accrued payroll and related expenses                             559              1,569               590
        Deferred revenues                                                932               (208)              286
        Income taxes payable                                            (150)               372              (450)
-----------------------------------------------------------------------------------------------------------------
        Total adjustments                                                (33)            11,034            10,428
-----------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) operating activities            4,427             (7,509)            2,132
-----------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES:
  Increase in restricted cash                                         (1,000)               --                --
  Purchase of property and equipment                                  (1,508)            (2,476)           (6,929)
  Investments in technology                                              --                (165)           (2,596)
  Decrease (Increase) in other assets                                    222               (681)             (202)
-----------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                         (2,286)            (3,322)           (9,727)
-----------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES:
  Proceeds from (payments of) short-term borrowings                   (1,878)             3,004               --
  Proceeds from long-term debt                                         1,000                --                --
  Repayment of long-term debt                                           (140)               --                --
  Proceeds from (payments of) other obligations                         (235)               184              (313)
  Proceeds from issuance of common stock                               1,591                662               644
-----------------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                        338              3,850               331
-----------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                  505                583                49
-----------------------------------------------------------------------------------------------------------------
        Net increase (decrease) in cash and cash equivalents           2,984             (6,398)           (7,215)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR                     3,669             10,067            17,282
-----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF THE YEAR                         $ 6,653           $  3,669           $10,067
=================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID DURING THE YEAR FOR:
  Interest                                                           $   343           $    327           $    59
  Income taxes                                                       $ 1,131           $    439           $ 1,406
=================================================================================================================

See notes to consolidated financial statements

TEKELEC   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                             COMMON STOCK
                                      ---------------------------          RETAINED       CUMULATIVE             TOTAL
                                         NUMBER            AMOUNT          EARNINGS      TRANSLATION     SHAREHOLDERS'
                                      OF SHARES                           (DEFICIT)      ADJUSTMENTS            EQUITY
----------------------------------------------------------------------------------------------------------------------
                                                                        (thousands)
BALANCE, DECEMBER 31, 1991                8,096           $13,043          $ 22,458           $  844          $ 36,345
   Exercise of stock options                168               644               --               --                644
   Translation adjustment                   --                --                --                58                58
   Net loss                                 --                --             (8,296)             --             (8,296)
----------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1992                8,264            13,687            14,162              902            28,751
   Exercise of stock options                266               662               --               --                662
   Translation adjustment                   --                --                --               823               823
   Net loss                                 --                --            (18,543)             --            (18,543)
----------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                8,530            14,349            (4,381)           1,725            11,693
   Exercise of stock options                493             1,591               --               --              1,591
   Translation adjustment                   --                --                --               976               976
   Net income                               --                --              4,460              --              4,460
----------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                9,023           $15,940          $     79           $2,701          $ 18,720
======================================================================================================================

See notes to consolidated financial statements

TEKELEC   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND PRESENTATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated. Certain items shown in the December 31, 1993 and 1992 financial statements have been reclassified to conform with the current period presentation.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost (first in, first out) or market.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method. The estimated useful lives are:

Manufacturing and development equipment          3-5 years
Furniture and office equipment                   5 years
Demonstration equipment                          3 years
Leasehold improvements                           The shorter of useful life or lease term

TECHNOLOGY

Product development costs, including costs of purchased and licensed technology incurred to enhance significantly a product that results in the creation and sales of a new generation of products, are capitalized; costs incurred in conceptualization and design of new products are expensed as incurred.

Amortization is based on the greater of related net shipments made during the period to total anticipated net shipments, or the three-year straight-line method. There were no capitalized internally developed software costs in 1994 and 1993. Capitalized internally developed software costs for 1992 were $472,000.

PRODUCT WARRANTY COSTS

The Company generally warrants its products for one year after sale and provides for estimated future warranty costs at the time revenue is recognized. At December 31, 1994 and 1993, accrued product warranty costs amounted to $827,000 and $280,000, respectively, and are included in accrued expenses.

REVENUE RECOGNITION

Revenues from sales of diagnostic products are generally recognized when products are shipped. Revenues from sales of switching products are recognized upon shipment to the customer's final site for installation and satisfaction of any related significant Company obligations. Extended warranty service revenues are recognized ratably over the warranty period. Engineering service revenues are recognized on delivery or as the services are performed.

INCOME TAXES

Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. Deferred income taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted rates in effect during the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

TRANSLATION OF FOREIGN CURRENCIES

Translation of foreign currencies is accounted for using the local currency as the functional currency of the Company's foreign subsidiaries. All assets and liabilities are translated at current exchange rates while revenues and expenses are translated at average rates in effect for the period. The resulting gains and losses are included in a separate component of shareholders' equity. Gains (losses) on foreign currency transactions are reflected in net income (loss) and amounted to $(235,000), $253,000, and $(132,000) for 1994, 1993, and 1992, respectively.

EARNINGS (LOSS) PER SHARE

Earnings (Loss) per share are computed using the weighted average number of shares outstanding and dilutive common stock equivalents (options and warrants).

NOTE B -- RESTRICTED CASH

At December 31, 1994, the Company's Japanese subsidiary had $1.0 million of restricted cash included in current assets, which represents cash on deposit at a bank in Japan as collateral for outstanding short-term borrowings in the U.S. under a $2.0 million line of credit. See Note J.

TEKELEC   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE C -- CONCENTRATION OF CREDIT RISK

The Company sells communications diagnostic and network systems worldwide primarily to telephone operating companies, equipment manufacturers, and corporations that use its systems to design, install, maintain, test and operate communications equipment and networks. Credit is extended based on an evaluation of each customer's financial condition, and generally collateral is not required. Credit losses, if any, have been provided for in the financial statements and have been consistently within management's expectations.

The Company places its temporary cash investments in high credit quality financial instruments and limits the amount of credit exposure to any one issuer. Generally, the investments made mature within 90 days.

NOTE D -- RELATED PARTY TRANSACTIONS

As of December 31, 1994, the Company's principal shareholder, a director and his family, and a foreign-affiliated company controlled by the director owned an aggregate of approximately 47% of the Company's outstanding stock.

The following is a summary of transactions and balances with these affiliates:

                                                                   1994             1993              1992
----------------------------------------------------------------------------------------------------------
                                                                             (thousands)
Product sales                                                    $3,809           $3,972            $3,881
Purchases of inventory                                               49               42                83
Director's fees and expenses                                         15               24                24
Due from affiliates                                               1,538            1,244             1,222
Due to affiliates                                                    41               14                33
==========================================================================================================

The amounts due from and to the affiliates are non-interest bearing.

In January 1994, the Company entered into a six-month consulting agreement with a director pursuant to which such director received $52,000 and a warrant to purchase 20,000 shares of the Company's Common Stock. See Note P.

NOTE E -- RESTRUCTURINGS

During the fourth quarter of 1992, the Company announced a restructuring plan designed to reduce operating expenses and scale back product lines that had not met profitability expectations and that were not anticipated to contribute to the Company's long-term strategy. In connection with this restructuring, the Company recorded a $2.8 million charge consisting of severance costs for 33 terminated employees in management, research and development, support and administrative functions and the write-down of technology and other assets associated with the scaled back product lines.

During the second quarter of 1993, management reorganized the Company into a divisional structure and in connection with such reorganization, the Company recorded a $400,000 restructuring charge consisting of severance costs associated with the related termination of employees and closure of the Company's Alabama facility.

After incurring continued losses, the Company implemented in the fourth quarter of 1993, an organizational and strategic restructuring aimed at returning the Company to profitability by significantly reducing overhead expenses and improving cash flow and further rationalizing the Company's business lines. In connection with this restructuring, the Company discontinued its network monitoring and field service product lines. A restructuring charge of $5.6 million was recorded representing severance pay for 65 terminated employees in management, research and development, support and administrative functions, the write-down of technology and other assets associated with the discontinued product lines, the write-off of a management information system project which the Company terminated and the accrual of other exit costs associated with the restructuring, including costs related to the sale of the Company's Australian subsidiary.

Restructuring charges consisted of the following:

For The Years Ended December 31,                                   1993             1992
----------------------------------------------------------------------------------------
                                                                        (thousands)
Severance pay                                                    $2,256           $  937
Inventory write-down                                                438              185
Property and equipment write-down                                 1,175              --
Technology write-down                                               613            1,415
Other assets write-down                                             743              110
Other expenses                                                      763              120
----------------------------------------------------------------------------------------
                                                                 $5,988           $2,767
========================================================================================

At December 31, 1994, all identified employees had been terminated and all the severance costs and accrued expenses had been paid.

TEKELEC   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE F -- INCOME TAXES

The provision for income taxes consists of the following:

For The Years Ended December 31,                                   1994             1993              1992
----------------------------------------------------------------------------------------------------------
                                                                             (thousands)
CURRENTLY PAYABLE (RECEIVABLE):
  Federal                                                        $  133           $ (159)           $ (147)
  State                                                             202               39               --
  Foreign                                                           916            1,311             1,183
DEFERRED:
  Federal                                                           --               314               424
  State                                                             --               --                 32
  Foreign                                                           --               (63)              111
----------------------------------------------------------------------------------------------------------
                                                                 $1,251           $1,442            $1,603
==========================================================================================================

The primary components of temporary differences which gave rise to deferred taxes at December 31, 1994 and 1993 are:

December 31,                                                       1994             1993
----------------------------------------------------------------------------------------
                                                                              (thousands)
DEFERRED TAX ASSETS:
  Net operating loss carryforward                               $ 5,565         $  8,112
  Foreign tax credit carryforward                                   918              811
  Allowance for doubtful accounts                                   117              138
  Inventory adjustments                                             775              677
  Depreciation and amortization                                     323              260
  Research and development credit carryforward                    1,141              865
  Accrued liabilities                                               264              618
  Warranty accrual                                                  325              113
  Other                                                             230              448
----------------------------------------------------------------------------------------
  Total deferred tax asset                                        9,658           12,042
  Less, valuation allowance                                      (9,496)         (11,958)
----------------------------------------------------------------------------------------
  Total net deferred tax asset                                      162               84
----------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
  Depreciation and amortization                                     --               --
  Deferred product development costs                                 84              --
  Other                                                              78               84
----------------------------------------------------------------------------------------
  Total deferred tax liability                                      162               84
----------------------------------------------------------------------------------------
NET DEFERRED TAX ASSET                                              --               --
CURRENT PORTION                                                     --               --
----------------------------------------------------------------------------------------
LONG-TERM PORTION (INCLUDED IN OTHER ASSETS)                    $   --          $    --
========================================================================================

The provision for income taxes differs from the amount obtained by applying the federal statutory income tax rate to income before provision for income taxes as follows:

For The Years Ended December 31,                                   1994             1993              1992
----------------------------------------------------------------------------------------------------------
Federal statutory provision (benefit) rate                        34.0%            (35.0)%           (34.0)%
Research and development credits                                    --               --               (0.7)
State taxes, net of federal benefit                                 6.1              0.2               0.7
Foreign taxes                                                       6.9              2.9              16.6
Utilization of operating loss carryforwards                       (27.5)             --                --
Loss for which no tax benefit was recorded                          --              32.3              35.8
Temporary differences for which no tax benefit was recorded         --               7.9               6.0
Other                                                               2.4              0.1              (0.4)
----------------------------------------------------------------------------------------------------------
                                                                   21.9%             8.4%             24.0%
==========================================================================================================

At December 31, 1994, the Company had available federal net operating loss carryforwards of $14.8 million, foreign tax credit carryforwards of $918,000 and research and development credit carryforwards of $1.1 million which will generally expire beginning in the years 2007, 1997 and 2007, respectively.

The Company has not provided for federal income taxes on $8.0 million of undistributed earnings of its foreign subsidiaries which have been reinvested in their operations. If these earnings were distributed, net operating loss carryforwards and foreign tax credits available under current law would eliminate the resulting federal income tax liability.

NOTE G -- INVENTORIES

The components of inventories are:

December 31,                                                       1994             1993
----------------------------------------------------------------------------------------
                                                                       (thousands)
Raw materials                                                    $2,197           $2,283
Work in process                                                   1,246            1,465
Finished goods                                                      948              967
----------------------------------------------------------------------------------------
                                                                 $4,391           $4,715
========================================================================================

TEKELEC   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE H -- PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

December 31,                                                       1994             1993
----------------------------------------------------------------------------------------
                                                                      (thousands)
Manufacturing and development equipment                        $  8,567         $  9,594
Furniture and office equipment                                    5,022            6,948
Demonstration equipment                                           3,249            3,868
Leasehold improvements                                            1,257            1,224
----------------------------------------------------------------------------------------
                                                                 18,095           21,634
Less, accumulated depreciation and amortization                 (13,301)         (14,865)
----------------------------------------------------------------------------------------
                                                               $  4,794         $  6,769
========================================================================================

NOTE I -- TECHNOLOGY

Technology consists of capitalized product development costs, net of accumulated amortization of $1.2 million and $1.1 million at December 31, 1994 and 1993 respectively.

NOTE J -- BORROWINGS

The Company has a $7.5 million line of credit and a $2.0 million line of credit with U.S. banks and lines of credit aggregating $3.5 million available to the Company's Japanese subsidiary from various Japan-based banks.

The Company's $7.5 million line of credit with a U.S. bank is collateralized by substantially all of the Company's assets, bears interest at the U.S. prime rate (8.5% at December 31, 1994) plus 2.5% per annum and expires September 30, 1995, if not renewed. Maximum borrowings available under the line of credit are based on eligible accounts receivable and amounted to $6.6 million at December 31, 1994, of which $126,000 was then outstanding. This line of credit includes a $1.0 million long-term credit facility payable in 47 monthly installments of $20,000 each which began in June 1994 and a final installment of $60,000 due in May 1998 or upon the expiration of the underlying $7.5 million line of credit, if not renewed. At December 31, 1994, $860,000 was outstanding under this long-term facility, of which $620,000 was included under long-term debt.

In February 1994, the Company established a $2.0 million line of credit with a U.S. bank, collateralized by restricted cash deposits in Japan, with interest at the U.S. prime rate plus 0.375% per annum. This line of credit expires May 31, 1995, if not renewed. Borrowings at any time may not exceed the cash amount on deposit. At December 31, 1994, $1.0 million was outstanding under this line of credit.

The Company's Japanese subsidiary has collateralized yen-denominated lines of credit with Japanese-based banks, primarily available for use in Japan, amounting to the equivalent of $3.5 million with interest at the Japanese prime rate (3% at December 31, 1994) plus 0.125% per annum which expire between May 29, 1995 and March 31, 1996, if not renewed. There have been no borrowings under these lines of credit.

The Company's weighted average short term borrowing rates were 8.8% and 7.2% in 1994 and 1993, respectively.

NOTE K -- COMMITMENTS AND CONTINGENCIES

The Company leases its office and manufacturing facilities together with certain office equipment under operating lease agreements. Lease terms generally range from one to ten years; certain building leases contain options for renewal for additional periods and are subject to increases up to 10% every 24 months.

Total rent expense was $2.0 million, $2.1 million, and $1.8 million, for 1994, 1993, and 1992, respectively.

Minimum annual non-cancelable lease commitments at December 31, 1994, are:

For The Years Ending December 31,
-----------------------------------------------------------------------
                                                             (thousands)
1995                                                             $1,595
1996                                                              1,242
1997                                                                799
1998                                                                747
1999                                                                807
Thereafter                                                        4,234
-----------------------------------------------------------------------
                                                                 $9,424
=======================================================================

During 1992, the Company recorded legal expenses and costs for the defense and settlement of certain litigation against the Company and its then President that was initiated by a former officer of the Company. The terms of the settlement are subject to a confidentiality clause.

TEKELEC   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE L -- STOCK OPTIONS AND EMPLOYEE BENEFIT PLANS

The Company has various stock option plans with maximum terms of 10 years. Two million five hundred twenty five thousand shares of the Company's Common
Stock have been issued or reserved for issuance under these plans.

The terms of options granted under these Option Plans are determined at the time of grant. The option price may not be less than the fair market value per share on the date of grant. Both incentive stock options and nonstatutory stock options can be issued under the Option Plans.

Combined stock option activity under the Option Plans is as follows:

For The Years Ended December 31,                                   1994                   1993                    1992
----------------------------------------------------------------------------------------------------------------------
Number of option shares:
  Granted                                                     1,292,348              1,947,502                 626,530
  Exercised                                                     407,982                150,126                 102,272
  Cancelled                                                     583,632              1,865,548                 232,840
  Outstanding at end of year                                  2,247,772              1,947,038               2,015,210
Option price range:
  Granted                                               $3.00 -- $16.38         $2.63 -- $5.63          $5.25 -- $8.63
  Exercised                                              1.88 --   6.13          1.88 --  4.38           1.88 --  6.25
  Cancelled                                              3.00 --  13.63          3.25 --  9.25           1.88 --  9.25
  Outstanding at end of year                             1.88 --  16.38          1.88 --  6.25           1.88 --  9.25
======================================================================================================================

TEKELEC   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


At December 31, 1994, options for 575,514 shares were exercisable at exercise prices ranging from $1.875 to $7.75 per share and have exercise periods of up to ten years.

The Company has an Employee Stock Purchase Plan (the "ESPP") with a maximum term of ten years. Four hundred fifty thousand shares of the Company's Common Stock have been reserved for issuance under the ESPP. Eligible employees may authorize payroll deductions of up to 10% of their compensation to purchase shares of Common Stock at 85% of the lower of the market price at the beginning or end of each six-month offering period. During 1994, 1993, and 1992, 85,176, 114,824, and 65,866 shares, respectively, were purchased under the ESPP at average prices of $3.07, $2.34, and $4.72, respectively.

The Company has a 401(k) tax-deferred savings plan under which eligible employees may authorize from 2% to 12% of their compensation to be invested in employee-elected investment funds managed by an independent trustee. The Company may contribute matching funds of up to 50%, as determined annually by the Board of Directors, of the employees' payroll deductions. During 1994, 1993, and 1992, the Company's contributions amounted to $122,000, none, and $352,000, respectively.

NOTE M -- INTERNATIONAL SALES AND FOREIGN OPERATIONS

International sales, including foreign operations, primarily in Japan, Western Europe, and the Far East, amounted to 43%, 51%, and 43% of revenues in 1994, 1993, and 1992, respectively.

The following table sets forth financial data of the Company's foreign operations:

                                                                   1994              1993             1992
----------------------------------------------------------------------------------------------------------
                                                                               (thousands)
Revenues                                                        $13,467           $14,784          $15,132
Income before provision for income taxes                          1,659             2,156            2,036
Total assets                                                     13,651            11,400           10,059
==========================================================================================================

NOTE N -- MAJOR CUSTOMERS

Sales to Nippon Telegraph and Telephone amounted to 13%, 16%, and 13% of revenues in 1994, 1993, and 1992, respectively.

NOTE O -- QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

For The Years Ended December 31,                                               Quarters
----------------------------------------------------------------------------------------------------------------
                                                      First            Second            Third            Fourth
----------------------------------------------------------------------------------------------------------------
                                                                  (thousands, except per share data)

1994
Revenues                                            $12,986           $13,810          $15,638           $18,755
Gross profit                                          8,246             9,494           10,606            12,455
Income before provision for income taxes                243             1,216            1,880             2,372
Net income                                              126               877            1,357             2,100
Earnings per share:
  Primary                                           $  0.01           $  0.10          $  0.15           $  0.20
  Fully diluted                                     $  0.01           $  0.10          $  0.14           $  0.20
================================================================================================================
1993
Revenues                                            $11,157           $11,425          $12,658           $11,616
Gross profit                                          7,309             7,498            7,622             7,591
Loss before provision for income taxes               (3,015)           (3,503)          (2,561)           (8,022)
Net loss                                             (3,334)           (3,823)          (2,804)           (8,582)
Loss per share:
  Primary                                           $ (0.40)          $ (0.46)         $ (0.34)          $ (1.02)
  Fully Diluted                                     $ (0.40)          $ (0.46)         $ (0.34)          $ (1.02)
================================================================================================================

TEKELEC  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Tekelec typically operates with a limited backlog, and most of its revenues in each quarter result from orders booked in that quarter. Further, Tekelec typically generates up to one-half of its revenues for each quarter in the last month of the quarter. Tekelec establishes its expenditure levels based on its expectations as to future revenues, and if revenue levels were to fall below expectations this would cause expenses to be disproportionately high. Therefore, a drop in near term demand would significantly affect revenues, causing disproportionate reduction in profits or even losses in any quarter. Tekelec's operating results may fluctuate for this reason or as a result of a number of other factors, including general economic and political conditions (such as recessions in the U.S. and Japan), capital spending patterns of Tekelec's customers, increased competition, variations in the mix of sales, fluctuation in proportion of foreign sales and announcements of new products by Tekelec or its competitors. In 1994, Tekelec's quarterly revenues increased by up to 61% as compared to prior year's quarters. The Company believes these increases resulted from increased market acceptance of its products. The Company's results for 1993 include pre-tax restructuring charges amounting to $400,000 in the second quarter and $5.6 million in the fourth quarter and the effect of the Company's inability throughout the year to currently recognize benefits amounting to $8.0 million for its tax loss and credits carryforwards. The Company's results for 1994 include the effect of the Company's ability to recognize benefits amounting to $1.6 million for its tax loss carryforwards.

NOTE P -- COMMON STOCK

At December 31, 1994 and 1993, the Company had warrants outstanding to purchase an aggregate of 80,000 and 20,000 shares of its Common Stock, respectively, as more fully discussed below.

In July 1994, the Company issued warrants to purchase 30,000 shares of its Common Stock at $2.875 per share, exercisable in full at any time prior to July 21, 1999, all of which were outstanding at December 31, 1994.

In April 1994, the Company issued warrants to purchase 10,000 shares of its Common Stock at $3.375 per share to one director, all of which were outstanding at December 31, 1994. These warrants vest and become exercisable in 20 equal quarterly installments beginning on April 19, 1994.

In January 1994, pursuant to a consulting agreement between the Company and a director, the Company issued warrants to purchase 20,000 shares of its Common Stock at $3.4375 per share to such director, all of which were outstanding at December 31, 1994. These warrants vested during 1994, and are exercisable in full at any time prior to January 20, 1999.

In 1992, the Company issued warrants to purchase a total of 20,000 shares of its Common Stock to two directors at $7.5625 per share. These warrants were re-priced to $3.595 per share in 1993, are exercisable in full at any time prior to January 17, 1997, and were outstanding at December 31, 1994 and 1993.

On March 17, 1995, the Company effected a two-for-one stock split. All references to numbers of shares and related prices, per share amounts, and stock option plan data have been restated to reflect the stock split.

TEKELEC   REPORT OF INDEPENDENT ACCOUNTANTS


TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF TEKELEC

We have audited the accompanying consolidated balance sheets of Tekelec as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity, and cash flow for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tekelec as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.


Sherman Oaks, California
February 3, 1995, except for Note P,
as to which the date is March 17, 1995

[COOPERS & LYBRAND LOGO]